UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No.21)*
Yardville National Bancorp (Name of Issuer)
Common Stock (Title of Class of Securities)
98502114 (CUSIP Number)
Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054 (973) 952-0405 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 4, 2007 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 98502114

1.	Lawrence B. Seidman ###-##-####

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,006,887

	8.	Shared Voting Power

	9.	Sole Dispositive Power 1,006,887

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,006,887

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 9.08

14.	Type of Reporting Person IN

SCHEDULE 13D
CUSIP No. 98502114

1.	LSBK06-08, LLC 20-8067445

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 32,300

	8.	Shared Voting Power

	9.	Sole Dispositive Power 32,300

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,300

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) .29

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 98502114

1.	Dennis Pollack ###-##-####

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,410

	8.	Shared Voting Power

	9.	Sole Dispositive Power 18,410

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,410

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) .17

14.	Type of Reporting Person IN

This statement on Schedule 13D which was filed on July 29, 2004, Amendment No.l was filed on February 15, 2005, Amendment No.2 was filed on May 4, 2005, Amendment No.3 was field on May 11, 2005, Amendment No.4 was filed on June 17, 2005, Amendment No.5 was filed on August 16, 2005, Amendment No.6 was filed on November 10, 2005, Amendment No.7 was filed on November 30, 2005, Amendment No.8 was filed on February 24, 2006, Amendment No.9 was filed on March 10, 2006, Amendment No.l10 was filed on June 5, 2006, Amendment No. 11 was filed on June 23, 2006, Amendment No.12 was filed on January 29, 2007, Amendment No.13 was filed on February 2, 2007, Amendment No.14 was filed on February 6, 2007, Amendment No. 15 was filed on February 13, 2007, Amendment No. 16 was filed on February 15, 2007, Amendment No. 17 was filed on March 13, 2007, Amendment No. 18 was filed on March 20, 2007, Amendment No. 19 was filed on March 23, 2007 and Amendment No. 20 was filed on April 18, 2007 on behalf of Seidman and Associates, L.L.C ("SAL"), Seidman Investment Partnership, L.P. ("SIP"), Seidman Investment Partnership II, L.P. ("SIPII"), Broad Park Investors, L.L.C. ("Broad Park"), Federal Holdings, L.L.C. ("Federal"), Lawrence Seidman ("Seidman"), Patrick Robinson ("Robinson"), Neal Axelrod ("Axelrod") and Dennis Pollack ("Pollack") and LSBK06-08, L.L.C. (“LSBK”), a New Jersey limited liability company being added as a Reporting Person, collectively, the (“Reporting Persons”) with respect to the Reporting Persons’ beneficial ownership of shares of Common stock (“the Shares”) of Yardville National Bancorp (YANB), a New Jersey corporation, is hereby amended asa set forth below:  Such statement on Schedule 13D is hereinafter referred to as the "Schedule 13D".  Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

 Item 4. Purpose of Transaction

On May 4, 2007, Mr. Seidman sent a letter to Patrick M. Ryan, President and Chief Executive Officer, regarding the first quarter 2007 financial results and May 1, 2007 conference call to discuss YANB's first-quarter 2007 earnings.  This letter is attached hereto, in its entirety as Exhibit A.

On May 4, 2007, Peter R. Bray sent a letter to Daniel J. O'Donnell, counsel for the Company, regarding the May 1, 2007 conference call.  This letter is attached hereto, in its entirety as Exhibit B.

Item 5. Interest in Securities of the Issuer.

(a)(b)(c)  As of the close of business on May 3, 2007, the Reporting Persons owned beneficially an aggregate of 1,026,773 shares of Common Stock which constituted approximately 9.26% of the 11,084,000 shares of Common Stock outstanding as of April 30, 2007 as disclosed in the Issuer's April 30, 2007 Earning Press Release for the period ended March 31, 2007.

Schedule A attached below describes transactions except for previously reported transactions in the Common Stock effected by the Reporting Persons within the past sixty (60) days.  Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock, and except as set forth in this item 5, none of the Reporting Persons has effected transactions in the Common Stock during the past sixty (60) days, except for previously reported transactions.

7. Material to be filed as Exhibits

Schedule A       Stock Purchase Transactions

Exhibit A        Letter to Patrick M. Ryan from Lawrence B. Seidman dated May 4, 2007.

Exhibit B        Letter to Daniel J. O'Donnell from Peter R. Bray dated May 4, 2007.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 4, 2007

By:	/s/ Lawrence B. Seidman Power of Attorney pursuant to Joint Agreement dated July 26, 2004

/s/ Harold Schechter

/s/ Neal Axelrod

Schedule A

Entity	Date Purch	Cost per Share	Cost	Shares
LSBK	4/19/07	35.0700	35,070.00	1,000
LSBK	4/19/07	35.0379	315,341.30	9,000
LSBK	4/30/07	34.8341	696,682.00	20,000

*Pollack, Dennis	4/24/07	35.1917	10,557.51	300

*These shares are owned by Mr. Pollack and/or his wife and children.  Mr. Pollack has sole dispositive and voting discretion regarding these shares.

Exhibit A

LAWRENCE B. SEIDMAN
100 Misty Lane
Parsippany, NJ 07054
(973) 952-0405
(973) 781-0876 fax
May 4, 2007

Via facsimile (609) 584-9711 and regular mail
Patrick M. Ryan, President, Chief Executive Officer
Yardville National Bancorp
2465 Kuser Road
Hamilton, NJ 08690

Dear Mr. Ryan:

While the first-quarter 2007 financial results at Yardville National Bancorp (YANB) of course were better than the disastrous fourth-quarter 2006 results, they still represent a step-down from prior periods. Diluted EPS in the first quarter of 2007 was $0.45, down from $0.46 one year ago and $0.51 two years ago. During that time, YANB has experienced negative operating leverage and deteriorating credit.

For a company with muted loan and deposit growth (9.1% total growth in loans for the last two years, with 11.8% total growth in deposits), and little in the way of fee income (noninterest income only represents 7.8% of operating revenue), overhead costs are way too high. Noninterest expenses were $14.8 million in the first quarter of 2007, up from $13.4 million a year ago and $11.9 million two years ago. Revenue has not increased at the same rate, so YANB’s efficiency ratio has deteriorated. (In the first quarter of 2007, it was 64.09%, versus 56.93% in the first quarter of 2006 and 53.89% in the first quarter of 2005.)

To return to an efficiency ratio of 53.89%, YANB would have to cut approximately $2.3 million in quarterly expenses, assuming no change in revenue. Given that YANB has opened several branches in the last two years, and has additional expansion plans, how are these types of savings going to be achieved? Are any of the new branches profitable yet? Do you even know? In any case, it appears that you are either unable, or unwilling, to take the steps necessary to properly align expenses with revenue.

As for nonperforming assets (NPAs), they were down from December 31, 2006, but remain higher compared to previous periods. The NPAs to total assets ratio for YANB at March 31, 2007 was 0.98%; two years ago, the ratio was 0.30%. Problem credits also remain higher than the NPAs reported by peers. A peer group comprised of 16 public banks with between $1.5 billion and $4.0 billion in total assets and based in New Jersey, New York, Pennsylvania, Maryland or Delaware had a median NPAs ratio of 0.44% at March 31, 2007. (Peer Analysis enclosed as an exhibit.)

On the May 1, 2007 conference call to discuss YANB first-quarter 2007 earnings, my analyst and I attempted to query management, but were blocked from participating in the question and answer segment of the call. After questions from only two participants, that segment was ended. I find it outrageous that you would take such actions against any shareholder, let alone its largest shareholder. What is YANB afraid of?  I called your office twice and left two messages to discuss this matter, but I did not receive the courtesy of a return phone call.

During the conference call, you said, “Our execution of YANB’s retail strategy continues to be successful.” I do not concur. Your definition of success must be considerably less stringent than mine. I do not believe the mark of success is slow growth in quality assets, combined with a bloated expense structure, a high level of problem credits, and most importantly, reduced earnings. The success you claim to have achieved is actually eroding shareholder value, not maximizing that value.

Very truly yours,
                                  /s/ Lawrence B. Seidman
LAWRENCE B. SEIDMAN

Exhibit A

			Total Assets	NPAs/ Assets
			03/07 Q	03/07 Q
Company Name	Ticker	State	($000)	(%)
Arrow Financial Corporation	AROW	NY	1,543,154	0.14
Community Banks, Inc.	CMTY	PA	3,629,386	0.43
Financial Institutions, Inc.	FISI	NY	1,962,748	0.87
Harleysville National Corporation	HNBC	PA	3,324,967	0.53
Hudson Valley Holding Corp.	HUVL	NY	2,400,000	NA
Intervest Bancshares Corporation	IBCA	NY	2,040,658	0.58
Lakeland Bancorp, Inc.	LBAI	NJ	2,283,907	0.27
Omega Financial Corporation	OMEF	PA	1,803,555	1.20
Pennsylvania Commerce Bancorp, Inc.	COBH	PA	1,898,572	0.20
S&T Bancorp, Inc.	STBA	PA	3,376,560	0.61
Sandy Spring Bancorp, Inc.	SASR	MD	2,945,477	0.07
State Bancorp, Inc.	STBC	NY	1,628,162	0.55
Sun Bancorp, Inc.	SNBC	NJ	3,325,189	0.44
Tompkins Trustco, Inc.	TMP	NY	2,280,163	0.34
U.S.B. Holding Co., Inc.	UBH	NY	2,948,197	0.33
Univest Corporation of Pennsylvania	UVSP	PA	1,935,930	NA

			Median	0.44

Yardville National Bancorp	YANB	NJ	2,676,952	0.98

Source: SNL Financial LC and YANB First-Quarter 2007 Earnings Release

Exhibit B

May 3, 2007

Daniel J. O’Donnell, Esq.
Yardville National Bancorp
2465 Kuser Road
Hamilton Twp., NJ 08690

Dear Mr. O’Donnell:

As you are aware, we represent Lawrence Seidman and his affiliated entities; and, we write this letter on Mr. Seidman’s behalf.

On May 1, 2007, Yardville National Bancorp (“YNB”) held a public conference call for all shareholders to discuss the first quarter earning release. After YNB’s management completed the presentation, they asked for questions from the participants. Unfortunately, all the shareholders are not equal in the eyes of YNB’s management, because they blocked Mr. Seidman and his analyst from asking a question, by instructing the conference center not to permit the transmission of their question.

During the conference call for the third quarter 2006 earning release, Mr. Seidman was also barred from asking a question. However, on the fourth quarter 2006 earning release conference call, Mr. Seidman was permitted to ask his questions.

Please advise me whether Mr. Seidman and his analyst will be permitted to ask questions during YNB’s future earning conference calls, just like every other shareholder. If YNB intends to continue its discrimination against Mr. Seidman, please be advised that we have been authorized to commence legal action to protect Mr. Seidman’s rights as a shareholder.

Hopefully YNB will not again waste corporate assets by forcing a litigation of this issue. I am sure we do not need to remind you that YNB’s Board of Directors has already been found to have violated its fiduciary duties.

In view of the fact this correspondence is not related to the litigations, we have addressed it to you. Nevertheless, we are simultaneously sending a copy of Mr. Crawford.

Very truly yours,

                                  /s/ Peter R. Bray
PETER R. BRAY

PRB:blw
cc: Joseph Crawford, Esq.
      Lawrence B. Seidman